UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

DATASCOPE CORP.
(Name of Subject Company)
DATASCOPE CORP.
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Classes of Securities)
238113104
(CUSIP Number of Common Stock)

Henry Scaramelli
Chief Financial Officer
Datascope Corp.
14 Philips Parkway
Montvale, NJ 07645
(201) 391-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(S) Filing Statement)
Copy To:
Martin Nussbaum, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 30, 2008 with the Securities and Exchange Commission (the “Schedule 14D-9”), by DaVinci Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned indirect subsidiary of Getinge AB, a Swedish aktiebolag (“Parent”) to purchase all of the outstanding shares of Common Stock at a purchase price of $53.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (or such other amount per share as may be paid pursuant to the Offer) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the following information at the end thereof:

     Litigation

     On September 22, 2008, a complaint was filed in New Jersey state court against Datascope, each of Datascope’s directors, Purchaser and Parent. The complaint alleges breach of fiduciary duties by Datascope’s directors by entering into the Merger Agreement and alleges that Purchaser and Parent aided and abetted these breaches. The action, captioned Stationary Engineers Local 39 Pension Trust Fund, et al. v. Datascope, et al. (Docket No. C-352-08, Superior Court of New Jersey, Chancery Division, Bergen County), seeks to bring claims on behalf of one stockholder and an alleged class of other public stockholders of Datascope, seeking, among other things, (a) injunctive relief with respect to the proposed transactions under the Merger Agreement, (b) a declaration that the directors of Datascope have breached their fiduciary duty to Datascope and its stockholders; and (c) an award of fees, expenses and costs to plaintiff and its counsel. Datascope and its directors believe that the claims set forth in the complaint are without merit and intend to defend against this action vigorously.

     On September 26, 2008, a complaint was filed in New Jersey state court against Datascope, each of Datascope’s directors, Purchaser and Parent. The complaint alleges breach of fiduciary duties by Datascope’s directors by entering into the Merger Agreement and alleges that Purchaser and Parent aided and abetted these breaches. The action, captioned Alfred DiMaggio, et al. v. Datascope, et al., was filed in Superior Court of New Jersey, Chancery Division, Bergen County, and seeks to bring claims on behalf of an individual and an alleged class of public stockholders of Datascope, seeking, among other things, (a) injunctive relief with respect to the proposed transactions under the Merger Agreement, (b) in the event that the transactions contemplated by the Merger Agreement are consummated prior to the entry of the court’s final judgment, rescission of the transaction or an award of recissionary damages, (c) an accounting for all damages caused by the defendants and an accounting for all profits and special benefits obtained as a result of their breach of fiduciary duties, and (d) an award of fees, expenses and costs to plaintiff and its counsel. Datascope and its directors believe that the claims set forth in the complaint are without merit and intend to defend against this action vigorously.

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Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits thereto:

(a)(3)	Letter from Lawrence Saper, Datascope’s Chairman and Chief Executive Officer, to Stockholders of Datascope, dated September 30, 2008

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:/s/  Henry M. Scaramelli
Name: Henry M. Scaramelli
Title: Vice President, Finance and
            Chief Financial Officer

Dated: October 2, 2008

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